UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information Statement

All-Q-Tell Corporation

(Exact name of Registrant as specified in its charter)

Nevada	024-10078	11-3686652
(State or other jurisdiction of	(Commission File Number)	(IRS employer
incorporation or organization)		identification no.)

780 Reservoir Avenue, #123 Cranston, RI 02910	02910
(Mailing Address)	(Zip Code)

Registrant’s telephone number, including area code: 508-343-8127

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	ALLQ	None traded on any recognized exchange, but quoted via OTC: Pink

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NOTICE OF ACTIVE CUSTODIANSHIP
____________________________________________________________________________

ALl-q-tell corporation

INFORMATION STATEMENT

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being voluntarily filed to disclose to our shareholders and any other parties of interest the following information.

Pertinent Information

On July 23, 2021, as a result of an Application for Custodianship granted by the Eighth Judicial District Court, Clark County Nevada, Case Number: A-21-836274-P, Paul Moody was appointed Custodian of All-Q-Tell Corporation (the “Company”).

Pursuant to the attached court order, Paul Moody is deemed to be interim Director, which, amongst other things, provides him with the ability to exercise all of the powers of the Corporation through or in place of its board of directors or officers. A copy of the court order is attached herein as exhibit 99.1.

Paul Moody, age 32, is a private investor and businessman. Mr. Moody has acted as a private business consultant and research specialist for numerous publicly traded companies as well as private developmental stage companies. His experience spans from small start up stage companies, to formidable publicly listed companies. Mr. Moody’s expertise includes assisting issuers with preparing offering and registration statements as well as providing Edgarization services.

Contact Information

The Registrant’s current contact information is listed below:

Mailing Address: 780 Reservoir Avenue, #123 Cranston, RI 02910

Phone number: 508-343-8127

Email: paul@vfinancialgroup.com

Financial Statements and Exhibits.

(d) Exhibits.

99.1	Notice of Entry of Order in the State of Nevada, dated July 23, 2021.

SIGNATURES

The Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

All-Q-Tell Corporation

By: /s/ Paul Moody

Name: Paul Moody

Interim Director

Dated: August 24, 2021